UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of São Paulo - SABESP

(Translation of Registrant’s name into English)

Rua Costa Carvalho, 300

05429-900 São Paulo, SP, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [_] No [X]

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

SABESP ANNOUNCES PUBLIC OFFERING OF ITS SHARES

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP (“Company” or “Sabesp”) (B3: SBSP3; NYSE: SBS) informs its shareholders and the market that, on June 21, 2024 and on the date hereof, it has filed registration statements with the Brazilian Securities Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”), respectively, in respect of a global offering that consists of an international offering outside Brazil and a concurrent public offering in Brazil (the “Global Offering”) of common shares of the Company (“Shares”), including Shares represented by American Depositary Shares (“ADS”), evidenced by American Depositary Receipts. The international offering includes a registered offering of Shares, including in the form of ADSs (each of which represents one common share), in the United States registered with the SEC under the U.S. Securities Act of 1933, as amended (the “International Offering”).

The public offering will consist of the distribution of Shares owned by the State of São Paulo (the “Selling Shareholder”), in the amount indicated in the preliminary prospectus of the International Offering.

The International Offering is being conducted pursuant to a registration statement on Form F-3 filed on June 21, 2024, with the SEC, which automatically became effective upon filing, and a preliminary prospectus supplement. The registration statement on Form F-3 and the preliminary prospectus supplement, including documents incorporated therein by reference, may be accessed through the SEC’s website at www.sec.gov.

Banco BTG Pactual S.A. — Cayman Branch, BofA Securities, Inc., Citigroup Global Markets Inc., UBS Securities LLC, Itau BBA USA Securities, Inc., Banco Bradesco BBI S.A., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Santander US Capital Markets LLC and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. are serving as international underwriters with respect to the International Offering of the ADSs.

BTG Pactual US Capital, LLC, BofA Securities, Inc., Citigroup Global Markets Inc., UBS Securities LLC, Itau BBA USA Securities, Inc., Bradesco Securities, Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Safra Securities LLC, Santander US Capital Markets LLC and XP Investments US, LLC will collectively act as international placement agents with respect to the International Offering of Shares (not in the form of ADSs) sold outside Brazil on behalf of the Brazilian underwriters (except for Caixa Econômica Federal).

Before you invest, you should read the registration statement (including the preliminary prospectus supplement) and other documents filed with the SEC for more complete information about the Company, the Selling Shareholder and the Global Offering. Please refer to the registration statement on Form F-3 and the preliminary prospectus supplement, including documents incorporated therein by reference, which may be amended, supplemented or superseded, from time to time, by other reports that we file with the SEC. You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the registration statement (including the preliminary prospectus supplement) may be obtained by contacting (i) Banco BTG Pactual S.A. – Cayman Branch, Address: Harbour Place, 5th Floor 103 South Church Street, PO Box 1353GT Grand Cayman, Cayman Islands KYI-1108; Fax: (212) 293-4609; E-mail: ol-btgpactual-prospectusdepartment@btgpactual.com; (ii) BofA Securities, Inc., Address: One Bryant Park New York, New York 10036; (iii) Citigroup Global Markets Inc., Address: 388 Greenwich Street, New York, New York 10013; (iv) UBS Securities LLC, Address: 1285 Avenue of the Americas, New York, NY 10019; and (v) Itau BBA USA Securities, Inc., Address: 540 Madison Avenue, 24th Floor, New York, New York 10022.

The Company will inform its shareholders and the market about any further developments with respect to the Global Offering in accordance with the applicable regulation.

São Paulo, June 24, 2024

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.